EXHIBIT 23

    Consent of Independent Registered Public Accounting Firm

The Macy’s, Inc. Pension and Profit Sharing Committee

Macy’s, Inc. Profit Sharing 401(k) Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-104017 and 333-133080) on Form S-8 of Macy’s, Inc. of our report dated June 30, 2009 with respect to the statements of net assets available for benefits of the Macy’s, Inc. Profit Sharing 401(k) Investment Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 which report appears in the December 31, 2008 annual report on Form 11-K of the Macy’s, Inc. Profit Sharing 401(k) Investment Plan.

/s/ KPMG LLP

Cincinnati, Ohio

June 30, 2009